   FORM 4                           U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                         Washington, D.C. 20549                                 OMB APPROVAL
   no longer subject              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            OMB No.                     3235-0287
   to Section 16.                                                                         Expires:           September 30, 1998
   Form 4 or Form 5                                                                       Estimated
   obligations may         Filed pursuant to Section 16(a) of the Securities Exchange     average
   continue.                Act of 1934, Section 17(a) of the Public Utility Holding      burden hrs.
   See Instruction 1(b).   Company Act of 1935 or Section 30(f) of the Investment         per response. . . . . . . . . . . 0.5
                                               Company Act of 1940
1) Name and Address of Reporting Person*  2) Issuer Name and Ticker or Trading Symbol 6) Relationship of Reporting Person(s)
                                                                                         to Issuer
         INSIGNIA  PROPERTIES, L. P.          CONSOLIDATED CAPITAL INSTITUTIONAL I
  _____________________________________   ___________________________________________
  (Last)    (First)     (MI)              3) IRS Or Social    4) Statement for         [  ] Director   [X] 10% Owner
                                             Security Number     Month/Year            [  ] Officer    [ ] Other
     ONE INSIGNIA FINANCIAL PLAZA            of Reporting
     P. O. BOX 1089                          Person              JANUARY 1998             _________________________________
  _____________________________________     (Voluntary)          ____________
  (Street)                                                    5) If Amendment,       7) Individual or Joint/Group Filing
                                                                 Date, of
 GREENVILLE,   SC      29602                                     Original
  _____________________________________                          (Month/Year)           [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                                           [X] Form filed by More than One
                                                                                             Reporting Person

                       TABLE 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1) Title of Security          2) Transaction  3)Trans-      4)  Security Acquired   5) Amount of    6) Ownership    7) Nature of
      (Instr. 3)                 Date           action          or Disposed            Securities      Form:           Indirect
                                 (Month/        Code            of (D)                 Beneficially    Direct (D)      Beneficial
                                 Day/Year)      (Inst.8)        (Inst. 3, 4 & 5)       Owned at        or              Ownership
                                              ____________   _______________________   End of          Indirect (I)    (Inst.4)
                                               Code     V     Amount   (A)   Price     Month           (Inst. 4)
                                                                       (D)             (Inst.3&4)
________________________________________________________________________________________________________________________________
LIMITED PARTNERSHIP UNITS         1/29/98       P               50      A    355.00                        D
                                  1/15/98       P              279      A    400.00      47,487            D
________________________________________________________________________________________________________________________________


 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1) Title of            2) Conver-      3) Trans-       4) Trans-          5) Number of       6) Date
   Derivative Security    sion or         action          action             Derivative         Exercisable
   (Inst. 3)              Exercise        Date            Code               Securities         and Expiration
                          Price of        (Month/         (Inst.8)           Acquired (A)       Date (Month/
                          Derivative      Day/Year)                          or Disposed        Day/Year)
                          Security                                           of (D)
                                                                             (Inst. 3,4&5)
                                                       ________________    _________________    __________________________
                                                                                                Date            Expiration
                                                         Code       V        (A)       (D)      Excercisable    Date



7) Title and           8) Price of      9) Number of    10) Owner-         11) Nature of
   Amount of              Deriv-           Derivative       ship               Indirect
   Underlying             ative            Securities       Form of            Beneficial
   Securities             Security         Beneficially     Deriv-             Ownership
   (Inst. 3 & 4)          (Inst. 5)        Owned at         ative              (Inst. 4)
______________________                     End of           Security:
              Amount                       Month            Direct (D)
                or                        (Inst. 4)         or
   Title      Number                                        Indirect (I)
                of                                          (Inst. 4)
              Shares



Explanation of Responses:

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     __________________________
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.

By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Assistant General Counsel and Assistant Secretary


     /s/ Andrew L. Farkas
     ____________________
     Andrew L. Farkas



**Intentional misstatements or  omissions of facts constitute Federal
  Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).



/s/William H. Jarrard, Jr.                      February 10, 1998
_______________________________                 ______________
**Signature of Reporting Person                 Date

By:  William H. Jarrard, Jr.


                                                SEC 1474 (8/92)

                                                JAN -1998